Room 4561

July 18, 2006

Deborah Fortescue-Merrin
President and Chief Executive Officer
Creator Capital Limited
Canon's Court
22 Victoria Street
Hamilton HM 12, Bermuda

Re:     Creator Capital Limited
        Form 20-F/A for the fiscal year ended December 31, 2005
        Filed July 3, 2006
        File No. 001-14611

Dear Mrs. Fortescue-Merrin:

        We have reviewed the above referenced filing and have the following comments.
Please note that we have limited our review to the matters addressed in the comments
below.  We may ask you to provide us with supplemental information so we may better
understand your disclosure.  Please be as detailed as necessary in your explanation.  After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or on any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

2005 Form 20-F filed on July 3, 2006

General

1.  We note that your auditors are located in Canada.  As of December 31, 2005 and
    2004, it appears that the Company is incorporated in, and has its principal
    executive offices in, Bermuda and all of your operations arise in either Asia or the
    Middle East.  In light of these facts, please tell us why you engaged an auditor
    located in Canada to serve as your principal auditor.  Please tell us how the audits
    of your operations in Asia and the Middle East were conducted.  For example, did
    your current auditor travel to Asia and the Middle East to conduct the audit or was
    another audit firm involved.  If so, please tell us the name of the firm and indicate

whether they are registered with the Public Company Accounting Oversight Board (PCAOB).  Finally, please tell us whether you plan to continue to use your current auditor in the future in light of the location of your operations.  We may have further comments.

## Item 15.  Controls and Procedures-page 37

2.  We note your statement that your "disclosure controls and procedures are adequate and effective for the purposes set forth in the definition in Exchange Act rules" but that "the financial statements were not reviewed by an accounting firm registered with the PCAOB, and therefore the company has not met the SEC reporting requirements, and thus is in violation of the Sarbanes-Oxley Act."  Please explain to us the reason for this disclosure and confirm to us that the financial statements presented in your filing have been audited, as required by Item 8(A)(3).

## Item 17.  Financial Statements-page 39

3.  We note your statement in Item 17 that your consolidated financial statements are prepared in accordance with United States generally accepted accounting principles.  Disclosures elsewhere indicate that the financial statements are prepared and presented in accordance with Canadian generally accepted accounting principles.  Please clarify which generally accepted accounting principles are actually reflected in your filing.

## Report and Consolidated Financial Statements

## Audit Report-page 44

4.  We note that the report of Amisano Hanson indicates that they have audited the consolidated balance sheets as of December 31, 2005 and 2004 and the consolidated statements of operations, cash flows and shareholders' deficiency for the years then ended.  Item 8(A)(3) requires that audit report(s) cover each of the periods for which audited financial statements are required.  That is, an audit report for each of the periods presented, including the year ended December 31, 2003, is required. Revise accordingly or tell us why you believe no revision is necessary.

\*     \*     \*     \*     \*

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Tammy Tangen at (202) 551-3443 or myself at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief